

February 27, 2015

<u>Via E-mail</u>
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

      Re: **Sibanye Gold Limited**
              Form 20-F for the Year Ended December 31, 2013
              Filed April 29, 2014
              File No. 001-35785

Dear Mr. Keyter:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining